(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Announcement
Profits Forecast for the First Three Quarters of 2006

The Board wishes to announce that, based on preliminary calculations in accordance with the PRC Accounting Standards in respect of the business, operations and finances of the China Southern Airlines Company Limited (the “Company”) for the first three quarters of 2006, the profits of the Company for the first three quarters of 2006 ended on September 30, 2006 is expected to increase by a large margin as compared to the same period of last year.

As the Company is publishing a similar announcement in the People’s Republic of China pursuant to the relevant provisions of the Shanghai Stock Exchange, the Company, pursuant to the requirements of Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, is simultaneously also publishing this announcement in Hong Kong.

As China’s national economy has been growing at a steady pace since the beginning of this year, the Company has improved its production and business operations, and also benefited from the revaluation of Renminbi against the US dollar and other foreign currencies. Therefore, the Company has improved its business operations, though its operating costs have increased considerably as a result of the steady rise in prices of aviation fuel. Based on preliminary calculations in accordance with the PRC Accounting Standards in respect of the business, operations and finances of the Company for the first three quarters of 2006 ended on September 30, 2006, the Company expects that the profits of the Company for the first three quarters of 2006 ended on September 30, 2006 will increase by a large margin as compared to against the same period of last year (RMB 9 million for the first three quarters of 2005). Full details of the operational and financial information of the Company will be disclosed in the quarterly report of the Company for the third quarter of 2006 and 2006 annual report of the Company. Shareholders of the Company and the public investors are cautioned not to place undue reliance on this estimate and beware of investment risks.

By the order of the board of directors of China Southern Airlines Company Limited Su Liang Company Secretary

Guangzhou, the People's Republic of China
12 October 2006

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.